FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Month of October 2012

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Andhra Pradesh 500 034, India

+91-40-4900-2900

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

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(1)	Press Release, “Dr. Reddy’s Custom Pharmaceutical Services (CPS) business expands its manufacturing operations in Mirfield, UK,” October 8, 2012.

(2)	Press Release, “Dr. Reddy’s Q2 & H1 FY13 Financial Results”, October 30, 2012.

Press Release

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad - 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

Dr. Reddy’s Custom Pharmaceutical Services (CPS) business expands its manufacturing operations in Mirfield, UK.

Hyderabad, India, October 08, 2012 The Custom Pharmaceutical Services (CPS) business of Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced expansion in the areas of activated mPEG manufacturing and in the development and manufacture of NCE (New Chemical Entities) APIs for use in pre-clinical through to commercial development at its manufacturing facility in Mirfield, UK.

The expansion puts Dr. Reddy’s at the forefront of activated mPEG manufacturing and will enable manufacture of its PEGtechTM range at commercial metric tonne scale quantities and beyond in a fully cGMP environment. Equipped with state-of-the-art DCS computer control systems, the plant operates with a very high level of control and has been designed with the latest manufacturing compliance standards in mind.

Commenting on the development, Dr. R. Ananthanarayanan, President-Pharmaceutical Services and Active Ingredients business, Dr. Reddy’s said, “This expansion builds on our commitment to expand operations in UK and provide a superior network of cGMP manufacturing to support our global customer base. PEGylation is one area where we felt the need for expanding our capabilities. We have invested in multiple technology areas and the expansion will add significant value in the areas of mPEGs and cGMP API manufacturing”.

Dr. Reddy’s has eight API manufacturing facilities (Six FDA-approved plants in India, One FDA-approved plant in Mexico and One FDA-approved plant in Mirfield, UK) worldwide which helps the CPS business to provide its customers with multiple site options.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses—Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information, log on to: www.drreddys.com

For more information, please contact:

Investors and Financial Analysts:	Business Development:
Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297	Mark Pearson at mpearson2@drreddys.com
Saunak Savla at saunaks@drreddys.com /+91-40-49002135	Christian Jones at cjones@drreddys.com
Milan Kalawadia (USA) at mkalawadia@drreddys.com /+1 908-203-4931

Media:
S Rajan at rajans@drreddys.com / +91-40-49002445

Press Release

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad - 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

Dr. Reddy’s Q2 & H1 FY13 Financial Results

Q2 FY13 Revenues at 28.8 billion (YoY growth of 27%) Q2 FY13 EBITDA at 7.7 billion (YoY growth of 47%) *Adjusted Q2 FY13 PAT at 4.9 billion (YoY growth of 77%)	H1 FY13 Revenues at 54.2 billion (YoY growth of 28%) H1 FY13 EBITDA at 12.7 billion (YoY growth of 35%) **Adjusted H1 FY13 PAT at 7.8 billion (YoY growth of 56%)

In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States and references to “ ” or “rupees

Hyderabad, India, October 30, 2012: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its unaudited consolidated financial results for the quarter ended September 30, 2012 under International Financial Reporting Standards (IFRS).

Key Highlights (Q2 FY13)

•	Consolidated revenues for Q2 FY13 at 28.8 billion, recorded YoY growth of 27%. Consolidated revenues for H1 FY13 at 54.2 billion, recorded YoY growth of 28%.

•	Revenues from the Global Generics segment for Q2 FY13 at 20.1 billion, recorded YoY growth of 25% primarily driven by North America, India and other emerging markets.

•	Revenues from the PSAI segment for Q2 FY13 at 7.9 billion, recorded YoY growth of 33%.

•	EBITDA for Q2 FY13 at 7.7 billion, 27% of revenues, recorded YoY growth of 47%. EBITDA for H1 FY13 at 12.7 billion, 23% of revenues, recorded YoY growth of 35%.

•	PAT for Q2 FY13 at 4.1 billion, 14% of revenues, recorded YoY growth of 32%. PAT for H1 FY13 at 7.4 billion, 14% of revenues, recorded YoY growth of 30%.

•	*Adjusted PAT for Q2 FY13 at 4.9 billion, 17% of revenues, recorded YoY growth of 77%.

•	During the quarter, the company launched 18 new generic products, filed 11 new product registrations and filed 10 DMFs globally.

*	Adjusted for (a) impairment charges in Q2 FY13 (b) the benefit on reversal of provision for voluntary retirement scheme (‘VRS’)in Q2 FY 12 and (c) tax normalization on account of the annual effective tax rate and the aforementioned adjustments
**	Adjusted for (a) impairment charges in Q2 FY13 (b) net charge for voluntary retirement scheme(‘VRS’) and (c) tax normalization on account of the annual effective tax rate and the aforementioned adjustments

All figures in millions, except EPS	All US dollar figures based on convenience translation rate of 1USD = 52.92

Dr. Reddy’s Laboratories Limited and Subsidiaries

Unaudited Consolidated Income Statement

Particulars	Q2 FY13			Q2 FY12			Growth
	($)	( )%		($)	( )%		%
Revenues	544	28,809	100	429	22,678	100	27
Cost of revenues	255	13,504	47	198	10,473	46	29

Gross profit	289	15,305	53	231	12,205	54	25

Operating Expenses
Selling, general and administrative expenses	151	8,013	28	136	7,217	32	11
Research and development expenses	33	1,759	6	28	1,459	6	21
Impairment loss on goodwill and intangible assets	13	688	2
Other operating (income) / expense	(8)	(397)	(1)	(4)	(216)	(1)	85

Results from operating activities	99	5,242	18	71	3,745	17	40

Net finance (income) / expense	(7)	(371)	(1)	1	50	0	(849)
Share of (profit) / loss of equity accounted investees	(1)	(28)	(0)	(0)	(13)	(0)	115

Profit before income tax (‘PBT’)	107	5,641	20	70	3,708	16	52

Income tax expense	30	1,567	5	12	630	3	148

Profit for the period	77	4,074	14	58	3,078	14	32

Diluted EPS	0.5	23.9		0.3	18.1		32

Profit Computation:

EBITDA Computation	Q2 FY13		Q2 FY12
	($)	( )	($)	( )
PBT	107	5,641	70	3,708
Net Interest Expenses / (Income)	(1)	(32)	4	225
Depreciation	18	943	17	879
Amortization	8	433	7	389
Impairment	13	688

Reported EBITDA	145	7,673	98	5,201

Adjustments of exceptional items:
Part reversal of provision booked in Q1 FY12 for VRS			(2)	(94)

Adjusted EBITDA	145	7,673	97	5,107

PAT Computation	Q2 FY13		Q2 FY12
	($)	( )	($)	( )
PAT	77	4,074	58	3,078
Adjustments:
Part reversal of provision booked in Q1 FY12 for VRS			(2)	(94)
Impairment loss on goodwill and intangible assets	13	688
Tax adjustment*	3	175	(4)	(192)

Adjusted PAT	93	4,937	53	2,792

*	Q2 FY13 normalized to the FY13 annual effective tax rate and Q2 FY12 normalized to the FY12 annual effective tax rate and the effect of the aforementioned adjustments

SEGMENTAL ANALYSIS

Global Generics

Revenues from Global Generics segment for Q2 FY13 at 20.1 billion, recorded YoY growth of 25% driven by key markets of North America, India and other emerging markets.

•	Revenues from North America for Q2 FY13 at 9.3 billion, recorded YoY growth of 47%.

•	Growth is largely driven by key limited competition products of ziprasidone, tacrolimus, fondaparinux, clopidogrel, ramp-up in antibiotics portfolio and products from Shreveport facility.

•	4 new products were launched during the quarter—atorvastatin, metoprolol, montelukast family and amoxicillin.

•	30 products from the prescription portfolio are ranked among the Top 3 in their respective market shares. (Source: IMS Health Volumes, August 2012)

•	During the quarter, 4 ANDAs were filed. Cumulatively, 63 ANDAs are pending for approval with the USFDA of which 33 are Para IVs and 7 have ‘First To File’ status.

•	Revenues from Russia and Other CIS markets for Q2 FY13 at 3.8 billion recorded YoY growth of 14%.
•	Revenues from Russia for Q2 FY13 are at 3.2 billion.

•	Revenues from Other CIS markets for Q2 FY13 at 0.62 billion recorded YoY growth of 31%.

•	Revenues from India for Q2 FY13 at 3.9 billion recorded YoY growth of 12%.

•	Growth driven by volume increase across most key brands.

•	Biosimilars portfolio grew YoY by 24% during the quarter.

•	4 new brands were launched during the quarter.

•	Revenues from Europe for Q2 FY13 at 1.8 billion declined YoY by 16%.

•	Revenues from Germany for Q2 FY13 at 1.1 billion declined YoY by 11%.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Revenues from PSAI for Q2 FY13 at 7.9 billion, recorded YoY growth of 33%.

•	During the quarter, 10 DMFs were filed globally, including 2 in Europe. The cumulative number of DMF filings as of September 30, 2012 is 552.

Income Statement Highlights:

•	Gross profit margin at 53.1% in Q2 FY13 marginally dropped by 0.7% versus Q2 FY12. Gross profit margin for Global Generics and PSAI business segments are at 59.4% and 35.8% respectively.

•	Selling, General and Administration (SG&A) expenses including amortization at 8 billion increased YoY by 11%.

•	Research & development expenses for Q2 FY13 at 1.8 billion is at 6% of revenues.

•

During the quarter, a non-recurring and non-cash impairment charge of 688 million pertaining to product intangibles in generics portfolio and a goodwill charge wrt Italian operations has been considered.

•	Net Finance income is at 371 million, in Q2 FY13 compared to the net finance cost of 50 million in Q2 FY12. The change is on account of :

•	Net incremental forex gain of 187 million, primarily on account of reversal of the loss on time value of options recorded in Q1 FY13, due to the recent appreciation in the rupee.

•	Net interest income of 33 million in Q2 FY13 compared to net interest expense of 225 million in Q2 FY12 primarily on account of higher interest income from Fixed Deposit and mutual funds.

•	EBITDA for Q2 FY13 is 7.7 billion, 27% of revenues and recorded YoY growth of 47%. This growth is supported by the increased operating leverage.

•	Profit after Tax in Q2 FY13 at 4.1 billion recorded YoY growth of 32%.

•	*Adjusted Profit after tax in Q2 FY13 at 4.9 billion recorded YoY growth of 77%.

•	Diluted earnings per share in Q2 FY 13 are 23.9.

•	Capital expenditure for Q2 FY13 is 1.8 billion.

*	Adjusted for (a) impairment charges in Q2 FY13 (b) the benefit on reversal of provision for voluntary retirement scheme (‘VRS’)in Q2 FY 12 and (c) tax normalization on account of the annual effective tax rate and the aforementioned adjustments

All US dollar figures based on convenience translation rate of 1USD = 52.92

Appendix 1: Key Balance Sheet Items

	(in millions)
Particulars	As on 30th Sep 12		As on 30th Jun 12
	($)	( )	($)	( )
Cash and cash equivalents	390	20,641	403	21,353
Trade receivables	496	26,247	472	24,975
Inventories	414	21,885	389	20,580
Property, plant and equipment	667	35,300	653	34,550
Goodwill and Other Intangible assets	233	12,297	257	13,597
Loans and borrowings (current & non current)	660	34,901	670	35,430
Trade payables	197	10,412	165	8,750
Equity	1,197	63,354	1,127	59,664

Appendix 2: Revenue Mix by Segment

	(in millions)
	Q2 FY13			Q2 FY12			Growth %
	($)	( )%		($)	( )%
Global Generics	380	20,103	70	305	16,136	71	25

North America		9,270	46		6,287	39	47
Europe		1,777	9		2,117	13	(16)
India		3,879	19		3,459	21	12
Russia & Other CIS		3,841	19		3,380	21	14
RoW		1,336	7		893	6	50

PSAI	149	7,876	27	112	5,933	26	33

North America		1,353	17		1,068	18	27
Europe		2,906	37		2,303	39	26
India		1,148	15		752	13	53
RoW		2,469	31		1,810	31	36

Proprietary Products & Others	16	830	3	12	610	3	36

Total	544	28,809	100	429	22,678	100	27

Appendix 3: Consolidated Income Statement

Particulars	H1 FY13			H1 FY12			Growth %
	($)	( )%		($)	( )%
Revenues	1,024	54,215	100	802	42,461	100	28
Cost of revenues	479	25,369	47	372	19,701	46	29

Gross profit	545	28,846	53	430	22,760	54	27

Operating Expenses
Selling, general and administrative expenses	308	16,291	30	264	13,972	33	17
Research and development expenses	63	3,322	6	50	2,656	6	25
Impairment loss on goodwill and intangible assets	13	688	1
Other operating (income) / expense	(12)	(615)	(1)	(8)	(402)	(1)	54

Results from operating activities	173	9,160	17	123	6,534	15	40

Net finance (income) / expense	(3)	(159)	(0)	2	96	0	(266)
Share of (profit) / loss of equity accounted investees	(1)	(47)	(0)	(0)	(17)	(0)	176

Profit before income tax	177	9,366	17	122	6,455	15	45

Income tax expense	37	1,932	4	14	750	2	157

Profit for the period	140	7,434	14	108	5,705	13	30

Diluted EPS	0.8	43.6		0.6	33.5		30

All figures in millions, except EPS	All US dollar figures based on convenience translation rate of 1USD = 52.92

Appendix 4: Profit Computation:

EBITDA Computation	H1 FY13		H1 FY12
	($)	( )	($)	( )
PBT	177	9,366	122	6,455
Net Interest Expenses / (Income)	0	12	8	446
Depreciation	35	1,839	32	1,708
Amortization	16	833	15	794
Impairment	13	688

Reported EBITDA	241	12,738	178	9,403

Adjustments of exceptional items:
One-time charge of Voluntary Retirement Scheme			1	42

Adjusted EBITDA	241	12,738	178	9,445

PAT Computation	H1 FY13		H1 FY12
	($)	( )	($)	( )
PAT	140	7,434	108	5,705
Adjustments:
One-time charge of Voluntary Retirement Scheme			1	42
Impairment loss on goodwill and intangible assets	13	688
Tax adjustment*	(5)	(280)	(14)	(729)

Adjusted PAT	148	7,842	95	5,018

*	H1 FY13 normalized to the FY13 annual effective tax rate and H1 FY12 normalized to the FY12 annual effective tax rate and the effect of the aforementioned transactions

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro¬intestinal, cardiovascular, diabetology, oncology, pain management, anti¬infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania and New Zealand. For more information, log on to: www.drreddys.com

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

CONTACT INFORMATION

Investors and Financial Analysts:	Media:
Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297	S Rajan at rajans@drreddys.com / +91-40-49002445
Saunak Savla at saunaks@drreddys.com /+91-40-49002135
Milan Kalawadia (USA) at mkalawadia@drreddys.com /+1 908-203-4931

Note: All discussions in this release are based on unaudited consolidated IFRS financials.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)

Date: November 6, 2012	By:	/s/ Sandeep Poddar
Name: Sandeep Poddar
Title: Company Secretary